

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2018

Leslie Moonves
Chairman and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

> **Re: CBS Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Response Dated June 7, 2018**
> **File No. 001-09553**

Dear Mr. Moonves:

We have reviewed your June 7, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our June 4, 2018 letter.

Response Dated June 7, 2018

Cover Page

1. While we have no further comment at this time, we are unable to agree with the legal conclusions set forth in your response to prior comment 1.

Votes Required, page 3

2. We note your response to comment 2 and your belief that the company's existing disclosure regarding control of NAI complies with applicable law. Given the plain language used in your recent pleadings in the Delaware Court of Chancery (e.g., "Ms. Redstone, through her recently-obtained domination and control of NAI, has taken actions..."), it seems your current disclosure may be, at best, incomplete. Notwithstanding

your belief that the *legitimacy* of Ms. Redstone's control remains subject to challenge and ongoing litigation, please revise your disclosure here, and in future filings, to clarify your understanding and/or expand your discussion of who controls NAI.

 Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Division of Corporation Finance
Office of Telecommunications